February 6, 2018

Mr. Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549

Re:	Kennametal Inc.
Form 10-K for the Fiscal Year Ended June 30, 2017
Filed August 14, 2017
File Number: 001-05318

Dear Mr. Kuhar:

In response to your January 25, 2018 letter containing comments regarding the above-referenced Exchange Act filing, we have addressed your comments in the following response. To assist in your review of this response, we have presented it in the same format as provided in your original letter with our applicable response following each comment.

Should you or any member of the Staff have any additional questions or comments regarding our response or the applicable filing, please feel free to contact me at 412-248-8207.

Sincerely,

/s/ Jan Kees van Gaalen

Jan Kees van Gaalen
Vice President and Chief Financial Officer
February 6, 2018

Mr. Kevin J. Kuhar
February 6, 2018

Form 10-K for the Fiscal Year Ended June 30, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business segment review, page 19

1.
We note that in this section you present several non-GAAP measures, such as segment operating margin, segment organic sales growth percentage, segment business days sales growth percentage, segment foreign currency sales growth percentage, segment organic sales growth percentage by region, segment organic sales growth percentage by end market and segment divestiture sales growth percentage, without always identifying them as non-GAAP, providing the reconciliation or describing how they are calculated, and presenting the most directly comparable U.S. GAAP measures as required by Item 10(e)(1) of Regulation S-K. Please revise your presentations in future filings to comply with that guidance. This comment also applies to your future earnings releases filed on Form 8-K.

Response
We have revised our presentations to address the staff's comment in Items 2.02 and 9.01 of our current report on Form 8-K with a filing date of Friday, February 2, 2018 and in our Form 10-Q for the three and six months ended December 31, 2017 filed Tuesday, February 6, 2018 (collectively, "Second Quarter Fiscal 2018 Filings"). We will also make these changes in future filings. See Appendix A for an index showing the location of these changes in our Second Quarter Fiscal 2018 Filings.

The figures noted have been addressed in the following manner:

•
Segment operating margin This metric is determined on a basis consistent with segment profitability as reconciled to the corresponding items reported in the consolidated financial statements in Note 20 in consolidated financial statements set forth in Item 8. We have included this reconciliation in the second quarter fiscal 2018 Form 10-Q. Further, we have included segment operating margin as calculated within the tabular disclosures reported in the business segment review in Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

•
Segment organic sales growth percentage This metric is a non-GAAP measure as identified, reconciled and presented with the most directly comparable U.S. GAAP measure in the Second Quarter Fiscal 2018 Filings. In our definition and discussion of this measure, we have added disclosure that we report the metric at both the consolidated and segment levels. We have also reformatted the reconciliations to show how organic sales growth is calculated (GAAP sales growth less business days impact, foreign currency exchange impact, divestiture impact and acquisition impact).

•
Segment business days sales growth percentage This is a component (identified as business days impact) of the calculation of organic sales growth, which is a non-GAAP measure and defined as such in our Form 10-K. It is calculated by dividing the year-over-year change in weighted average working days (based on mix of sales by country) by prior period weighted average working days. We have added disclosure of how it is calculated in the Second Quarter Fiscal 2018 Filings.

•
Segment foreign currency sales growth percentage This is a component (identified as foreign currency exchange impact) of the calculation of organic sales growth, which is a non-GAAP measure and defined as such in our Form 10-K. It is calculated by dividing the difference between current period sales at prior period foreign exchange rates and prior period sales by prior period sales. We have added disclosure of how it is calculated in the Second Quarter Fiscal 2018 Filings.

•
Segment organic sales growth percentage by region This is a non-GAAP measure, which we have identified as "constant currency regional sales growth" in our Second Quarter Fiscal 2018 Filings. We have provided necessary disclosures for this metric as a non-GAAP measure, including how it is calculated, a reconciliation to and presentation with the most directly comparable U.S. GAAP measure. We note that, unlike organic sales growth, constant currency regional sales growth does not exclude the impact of business days.

Mr. Kevin J. Kuhar
February 6, 2018

•
Segment organic sales growth percentage by end market This is a non-GAAP measure, which we have identified as "constant currency end market sales growth" in our Second Quarter Fiscal 2018 Filings. We have provided necessary disclosures for this metric as a non-GAAP measure, including how it is calculated, a reconciliation to and presentation with the most directly comparable U.S. GAAP measure. We note that, unlike organic sales growth, constant currency end market sales growth does not exclude the impact of business days. Widia sales are reported only in the general engineering end market. Therefore, we do not provide constant currency end market sales growth for the Widia segment and, thus, do not include a reconciliation for that metric.

•
Segment divestiture sales growth percentage This is a component (identified as divestiture impact) of the calculation of organic sales growth, which is a non-GAAP measure and defined as such in our Form 10-K. It is calculated by dividing prior period sales attributable to divested businesses by prior period sales. We have added disclosure of how it is calculated in the Second Quarter Fiscal 2018 Filings.

Item 8 - Financial Statements and Supplementary Data

Note 20 - Segment Data, page 67

2.
In future filings please revise the geographic information disclosure on page 69 to only include long-lived assets as required by ASC 280-10-50-41(b). Your current disclosure for the geographic information references total assets which includes goodwill, other intangibles assets, and deferred income taxes. Refer to ASC 280-10-55-23.

Response
In future filings we will disclose our long-lived assets in accordance with the guidance set forth in ASC 280-10-50-41(b). In our disclosure, we intend to capture the long-lived assets that are relatively illiquid unless excluded as referenced in the guidance. We determined that the appropriate categories of assets to include in the disclosure were property plant and equipment, net and assets held for sale as presented on the Consolidated Balance Sheets on page 36 of our Form 10-K. See Appendix B for the disclosure we intend to include in future filings.

Mr. Kevin J. Kuhar
February 6, 2018

Appendix A

Index to Second Quarter Fiscal 2018 Filings

Figures noted in your January 25, 2018 letter	Change:	Form 8-K	Exhibit 99.1 of Form 8-K	Form 10-Q
Segment operating margin
Included reconciliation of segment operating income to consolidated operating income in front of the business segment review section of the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) of the Form 10-Q.
Page 27
Segment operating margin	Included segment operating margin as calculated within the tabular disclosures reported in the business segment review in MD&A.			Pages 28-30
Segment organic sales growth percentage	Added disclosure in our definition and discussion of this measure that we report the metric at both the consolidated and segment levels.	Page 2		Page 34
Segment organic sales growth percentage	Reformatted the reconciliations to show how organic sales growth is calculated.		Page 9	Page 34
Segment business days sales growth percentage, segment foreign currency sales growth percentage, and segment divestiture sales growth percentage	Added disclosure of how each component of the calculation of organic sales growth is calculated.	Page 3		Page 37
Segment organic sales growth percentage by region	Provided necessary disclosures for this metric as a non-GAAP measure, including how it is calculated, a reconciliation to and presentation with the most directly comparable U.S. GAAP measure.	Page 3	Page 10	Pages 25, 34 and 36-37
Segment organic sales growth percentage by end market	Provided necessary disclosures for this metric as a non-GAAP measure, including how it is calculated, a reconciliation to and presentation with the most directly comparable U.S. GAAP measure.	Page 2	Page 10	Pages 25 and 34-37

Mr. Kevin J. Kuhar
February 6, 2018

Appendix B

Geographic Information for Long-lived Assets Disclosure (to be included in future filings)

Geographic information for long-lived assets is as follows at June 30:

(in thousands)	2017	2016
Total long-lived assets:
United States	$423,543	$424,970
Germany	157,323	143,855
China	60,908	62,614
India	28,569	23,797
Israel	26,627	23,083
Canada	19,576	18,587
Other	34,822	33,734
Total long-lived assets(1):	$751,368	$730,640
(1) Total long-lived assets as of June 30, 2017 include property, plant and equipment, net of $744.4 million and assets held for sale of $7.0 million. Total long-lived assets as of June 30, 2016 include property, plant and equipment, net of $730.6 million.